-PUBLIC-





16013692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 *
# PART III

| SEC FILE NUMBER |
|---|
| 8- 33242 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES L. FINEFROCK AND ASSOCIATES CORP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2375 EAST CAMELBACK ROAD, SUITE 600
(No. and Street)

| PHOENIX | AZ | 85016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES L. FINEFROCK (602) 513-9177
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSHOT LAMB AND HOBBS INC
(Name – *if individual, state last, first, middle name*)

| 3066 KETTERING BLVD | DAYTON | OH | 45439 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, JAMES L. FINEFROCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES L. FINEFROCK AND ASSOCIATES CORP, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

By: JAMES L. FINEFROCK, PRESIDENT

Title

Notary Public

**JOANNA WOLTJA, Notary Public**
**In and for the State of Ohio**
**My Commission Expires Mar. 8, 2017**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JAMES L. FINEFROCK AND ASSOCIATES CORP.

## STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED DECEMBER 31, 2015

*Filed Pursuant to Rule 17a-5(e) (3)*
*as a Public Document.*

*SEC File Number 8-33242*

**GOLDSHOT, LAMB & HOBBS, INC.**
**CERTIFIED PUBLIC ACCOUNTANTS**
**3066 KETTERING BOULEVARD**
**DAYTON, OH 45439**



Certified Public Accountants

Business Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
James L. Finefrock and Associates Corp.

We have audited the accompanying statement of financial position of James L. Finefrock and Associates Corp. (an Ohio corporation) as of December 31, 2015. This financial statement is the responsibility of James L. Finefrock and Associates Corp.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of James L. Finefrock and Associates Corp. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States.

Goldshot, Lamb & Hobbs, Inc.

Dayton, Ohio
February 9, 2016

3066 Kettering Blvd. | Dayton, Ohio 45439 V 937.297.3400 F 937.297.3406 W glhcpas.com

**JAMES L. FINEFROCK AND ASSOCIATES CORP.**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2015**

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash | $ 29,565 |
| Receivables – Related Party (No allowance) | 30,040 |
| Total Current Assets | 59,605 |
| | |
| **OTHER ASSETS** | |
| Deposits | 1,116 |
| Deferred Income Taxes | 881 |
| Total Other Assets | 1,997 |
| | |
| **TOTAL ASSETS** | $ 61,602 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable – Related Party | $ 345 |
| | |
| **SHAREHOLDER'S EQUITY** | |
| Class A Common Shares - No Par Value; Authorized, 100 Shares; Issued and Outstanding, 5 Shares | 500 |
| Class B Common Shares - No Par Value; Authorized, 650 Shares; Issued and Outstanding, None | 0 |
| Additional Paid-in Capital | 104,714 |
| Accumulated Deficit | (43,957) |
| Total Shareholder's Equity | 61,257 |
| | |
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | $ 61,602 |

The accompanying notes are an integral part of this financial statement.

## JAMES L. FINEFROCK AND ASSOCIATES CORP.

## NOTES TO FINANCIAL STATEMENT

## YEAR ENDED DECEMBER 31, 2015

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

#### *Operations*

James L. Finefrock and Associates Corp. (an Ohio Corporation) is a broker-dealer registered with the SEC and the FINRA. The Company is engaged primarily in raising funds for investment advisers and investment companies, and selling partnership units in real estate and other limited partnerships.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Rule 15c3-3 Section (k) (2) (i).

#### *Use of Estimates*

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### *Income Taxes*

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Currently, tax years ended December 31, 2014, 2013 and 2012 are open and subject to examination by the taxing authorities.

#### *Statement of Cash Flows*

For purposes of reporting cash flows, the Company considers cash on hand, and cash in checking and savings accounts to be cash equivalents.

#### *Date of Management's Review*

Subsequent Events have been evaluated through February 9, 2016, which is the date the financial statement was available to be issued.

# JAMES L. FINEFROCK AND ASSOCIATES CORP.

## NOTES TO FINANCIAL STATEMENT

## YEAR ENDED DECEMBER 31, 2015

### 2. RELATED PARTY:

James L. Finefrock owns all of the outstanding shares of James L. Finefrock and Associates, Inc. ("Inc.")

At December 31, 2015, the Company owed Inc. $345 in expense reimbursements under the due diligence arrangements and the Company was due $30,040 from Inc. for due diligence services.

### 3. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2015. Therefore, no related reporting requirements to regulatory agencies were necessary.

### 4. INCOME TAXES:

The Company incurred a net operating loss of $185; thus, no income tax provision was recorded. Additionally, based on the Company's current and expected pre-tax earnings, management believes that it is more likely than not that the Company will realize the benefits of a portion of its future net operating loss carry-forwards. Accordingly, the deferred tax asset increased by $28 and the valuation allowance also increased by $28 resulting in no provision or benefit for income taxes.

Deferred taxes are as follows:

| | |
|---|---|
| Net operating loss carry-forwards of: $3,374 expiring in 2018; $1,700 expiring in 2022; $3,995 expiring in 2031; $1,143 expiring in 2034; and $185 expiring in 2035. | $ 1,560 |
| Valuation Allowance | (679) |
| Total | $ 881 |

### 5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $29,565, which was $24,565 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.17%.